40 - 33

[redacted]

04041648

AIM
INVESTMENTS

Branch 18
811-7758

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 0 2 2004
WASH. D.C.
155

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM
BY

January 26, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by ~~AMVESCAP, PLC,~~ INVESCO Funds Group, Inc., and the following persons:

AIM Stock Funds	AIM Money Market Funds Inc.
AIM Counselor Series Trust	AIM International Funds Inc.
AIM Sector Funds Inc.	Timothy Miller
AIM Bond Funds Inc.	Raymond Cunningham
AIM Combination Stock and Bond Funds Inc.	Thomas Kolbe

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP, PLC INVESCO, Funds Group Inc. (an investment adviser) and the following persons, two copies of one pleading in *Lori Weinrib, Individually and on Behalf of All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*, received on or about January 23, 2004.

AIM Stock Funds	AIM Money Market Funds Inc.
AIM Counselor Series Trust	AIM International Funds Inc.
AIM Sector Funds Inc.	Timothy Miller
AIM Bond Funds Inc.	Raymond Cunningham
AIM Combination Stock and Bond Funds Inc.	Thomas Kolbe

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 0 9 2004
THOMSON
FINANCIAL

Enclosures
cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\litigation\Weinrib v IFG\Corr\L-012604
012604 (1) vxv

JUDGE RAKOFF

UNITED STATES DISTRICT COURT **04 CV 00492**
SOUTHERN DISTRICT OF NEW YORK

LORI WEINRIB Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. INVESCO FUNDS GROUP, INC.; AIM STOCK FUNDS; AIM COUNSELOR SERIES TRUST; AIM SECTOR FUNDS INC.; AIM BOND FUNDS INC.; AIM COMBINATION STOCK AND BOND FUNDS INC.; AIM MONEY MARKET FUNDS INC.; AIM INTERNATIONAL FUNDS INC. (collectively known as the "INVESCO FUNDS REGISTRANTS"); AMVESCAP PLC; TIMOTHY MILLER; RAYMOND CUNNINGHAM; THOMAS KOLBE; EDWARD J. STERN; AMERICAN SKANDIA INC.; BREAN MURRAY & CO., INC.; CANARY CAPITAL PARTNERS, LLC; CANARY INVESTMENT MANAGEMENT, LLC; CANARY CAPITAL PARTNERS, LTD.; and JOHN DOES 1-100, Defendants.	**CIVIL ACTION NO.** **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the INVESCO Funds (as defined below[1]), press releases, and media reports about the INVESCO Funds. Plaintiff believes that

[1] Invesco Advantage Health Sciences Fund Invesco Core Equity Fund, Invesco Dynamics Fund, Invesco Energy Fund, Invesco Financial Services Fund, Invesco Gold & Precious Metals Fund, Invesco Health Sciences Fund, Invesco International Core Equity Fund (Formerly Known As International Blue Chip Value Fund), Invesco Leisure Fund, Invesco Mid-Cap Growth Fund, Invesco Multi-Sector Fund, Aim Invesco S&P 500 Index Fund, Invesco Small Company Growth Fund, Invesco Technology Fund, Invesco Total Return Fund, Invesco Utilities Fund, Aim Money Market Fund, Aim Invesco Tax-Free Money Fund, Aim Invesco Treasurers Money Market Reserve Fund, Aim Invesco Treasurers Tax-Exempt Reserve Fund, Aim Invesco Us Government

substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired, owned, or sold shares or other ownership units of one or more of the mutual funds in the INVESCO family of funds *(i.e.*, the INVESCO Funds as defined above) between December 5, 1998 and December 1, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of Plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose:

Money Fund, Invesco Advantage Fund, Invesco Balanced Fund Invesco European Fund, Invesco Growth Fund, Invesco High-Yield Fund, Invesco Growth & Income Fund Invesco Real Estate Opportunity Fund, Invesco Select Income Fund, Invesco Tax-Free Bond Fund, Invesco Telecommunications Fund, Invesco U.S. Government Securities Fund, Invesco Value Fund, Invesco; Invesco Latin American Growth Fund (Collectively Known As The "Invesco Funds").

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On December 1, 2003, after the market closed, *The Washington Post* reported on its website that the Securities and Exchange Commission ("SEC") and the New York State Attorney General Elliot Spitzer ('New York Attorney General") planned on bringing charges against INVESCO Funds Group, defined below, and Raymond Cunningham as early as the following day for permitting predatory short-term trading by certain preferred investors in order to increase INVESCO Funds Group's management fees.

4. The following day, on December 2, 2003, the SEC, the New York Attorney General, and the Attorney General for the State of Colorado Ken Salazar ("Colorado Attorney General") separately filed civil charges against Raymond Cunningham and/or INVESCO Funds Group, Inc., alleging that the defendants permitted and encouraged market timing in INVESCO Funds to the detriment of long-term shareholders by arranging "Special Situations" with certain privileged investors, including the Canary Defendants, defined below, who were permitted to engage in pervasive short-term trading in INVESCO Funds in exchange for large investments in the funds, commonly known as "sticky assets." The complaint filed by the New York Attorney General Elliot Spitzer ("Spitzer Complaint II") also charged defendants with illegally permitting

late-trading by the Canary Defendants, defined below, in INVESCO Funds. The Canary Defendants have been named as defendants in numerous other recently-filed actions concerning their alleged participation in a wrongful and illegal scheme which allowed the Canary Defendants to engage in late trading and market timing in numerous mutual fund families. As a result of defendants' wrongful and illegal misconduct in INVESCO Funds, Plaintiff and members of the Class suffered damages.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

6. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Brean Murray maintains its corporate headquarters in this District and Edward J. Stern maintains his residence in this District.

7. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8. Plaintiff Lori Weinrib, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased and owned units of the INVESCO High Yield Bond Fund and has been damaged thereby.

9. Each of the INVESCO Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant INVESCO Funds Group, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

10. AMVESCAP PLC ("AMVESCAP") is the ultimate parent of all of the INVESCO defendants. Through its subsidiaries, including defendant INVESCO Funds Group, defined below, AMVESCAP provides retail and institutional asset management services throughout the world. AMVESCAP is a London-based corporation and maintains an office at 11 Greenway Plaza, Houston, Texas 77046. AMVESCAP securities trade on the New York Stock Exchange under the symbol "AVZ."

11. INVESCO Funds Group, Inc. ("INVESCO Funds Group") is registered as an investment adviser under the Investment Advisers Act and managed and advised the INVESCO Funds during the Class Period. During this period, INVESCO Funds Group had ultimate responsibility for overseeing the day-to-day management of the INVESCO Funds. INVESCO Funds Group is located at 4350 South Monaco Street, Denver, Colorado.

12. Defendants INVESCO Funds Registrants are the registrants and issuers of the shares of one or more of the INVESCO Funds, and their office is located at 11 Greenway Plaza, Houston, Texas 77046.

13. Defendant Raymond Cunningham was, at all relevant times, the President of INVESCO Funds Group, and since January 2003, Chief Executive Officer of INVESCO Funds Group, and was an active participant in the unlawful scheme alleged herein.

14. Defendant Timothy Miller was, at all relevant times, the Chief Investment Officer of INVESCO Funds Group, and was an active participant in the unlawful scheme alleged herein.

15. Defendant Thomas Kolbe was, at all relevant times, Senior Vice President of National Sales of INVESCO Funds Group, and was an active participant in the unlawful scheme alleged herein.

16. AMVESCAP, INVESCO Funds Group, INVESCO Funds Registrants, Timothy Miller, Raymond Cunningham, Thomas Kolbe, and the INVESCO Funds are referred to collectively herein as the "Fund Defendants."

17. Defendant Brean Murray & Co., Inc. ("Brean Murray") is a Delaware corporation with offices at 570 Lexington Avenue, New York, New York 10022-6822, and was an active participant in the unlawful scheme alleged herein.

18. Defendant American Skandia Inc. ("American Skandia") is an investment management firm with offices at One Corporate Drive, Shelton, Connecticut 06484, and was an active participant in the unlawful scheme alleged herein.

19. Defendant Canary Capital Partners, LLC is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, and was an active participant in the unlawful scheme alleged herein.

20. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

21. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

22. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. and was an active participant in the unlawful scheme alleged herein.

23. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

24. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary INVESCO Funds investors, such as Plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired, owned or sold shares of the INVESCO Funds, between December 5, 1998 and December 1, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased, owned or sold shares or other ownership units in

INVESCO Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which Plaintiff and the other Class members purchased their shares or other ownership units in the INVESCO Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the INVESCO Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

27. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

28. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

29. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the INVESCO Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

30. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

31. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as December 5, 1998 and until December 1, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of ordinary INVESCO Funds' investors, including Plaintiff and other members of the Class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of Plaintiff and the other members of the Class who knew nothing of these illicit arrangements. Specifically, INVESCO Funds Group, as manager of the INVESCO Funds, and

each of the relevant fund managers, profited from fees INVESCO Funds Group charged to the INVESCO Funds that were measured as a percentage of the fees under management. Additionally, in exchange for the right to engage in illegal late trading and timing, which hurt Plaintiff and other Class members by artificially and materially affecting the value of the INVESCO Funds, the Canary Defendants, Brean Murray, clients of American Skandia, and the John Doe Defendants, agreed to park substantial assets in the Funds, thereby increasing the assets under INVESCO Funds' management and the fees paid to INVESCO Funds' managers. The assets parked in the INVESCO Funds in exchange for the right to engage in late trading and timing have been referred to as "sticky assets." The synergy between the Fund Defendants and the Canary Defendants, Brean Murray, clients of American Skandia, and John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of Plaintiff and other members of the Class.

<u>Illegal Late Trading at the Expense of Plaintiff and Other Members of the Class</u>

32. "Late trading" exploits the unique way in which mutual funds, including the INVESCO Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to Plaintiff and other members of the Class, and in violation of SEC regulations, the Canary Defendants and the John Doe Defendants secretly agreed with the Fund

Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the Canary Defendants, and the John Doe Defendants, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while Plaintiff and other members of the Class, who bought their INVESCO Funds shares lawfully, could not.

33. Here is an illustration of how the favored treatment accorded to the Canary Defendants took money, dollar-for-dollar, out of the pockets of ordinary INVESCO Funds investors, such as Plaintiff and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day at 4:00 p.m. After 4:00 p.m., good news concerning the fund's constituent securities is made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the Canary Defendants, and other favored investors named herein, to purchase fund shares at the pre-4:00 p.m. price of $10 per share even after the post-4:00 p.m. news came out and the market had already started to move upwards. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, Canary's profit of $5 per unit comes, dollar-for-dollar, directly from the other fund investors. This harmful practice, which damaged Plaintiff and other members of the Class, is completely undisclosed in the Prospectuses

by which the INVESCO Funds were marketed and sold and pursuant to which Plaintiff and the other Class members purchased their INVESCO Funds securities. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-l(a).

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

34. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect the increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

35. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the INVESCO Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

36. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as the Canary Defendants, clients of American Skandia, and Brean Murray also did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

37. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

38. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Canary Defendants, Brean Murray, clients of American Skandia, and John Doe Defendants to time their trades, but, in the case of the Canary Defendants and clients of American Skandia, they also provided a trading platform and financed the timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

39. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint I"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

40. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg In this regard, the article stated:

> [...] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year.***
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

41. *The Wall Street Journal* reported that the Canary Defendants had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

42. On September 5, 2003, the trade publication *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be

accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

43. On December 1, 2003, *The Washington Post* reported on its website that civil charges against INVESCO Funds Group and Raymond Cunningham would likely be brought by the SEC and the New York Attorney General in connection with their investigation of market timing and late trading practices in the mutual fund industry. The article reported the following, in relevant part:

> The action would also be the first time a fund company would be charged as a corporate entity for allowing only clients, as opposed to insiders, to engage in market timing, a short-term trading strategy that sucks profits away from long-term investors.
>
> Mark H. Williamson, chief executive of AIM Investments, the Amvescap subsidiary that distributes Invesco funds, also defended the firm's conduct in a Nov. 24 letter to shareholders, saying Invesco officials had deliberately struck deals with timers in hopes of minimizing the damage done to ordinary investors.
>
> "IFG determined it could better control certain asset allocators and momentum investors by restricting them to certain funds which, in its judgment, would not be adversely affected by their activities," wrote Williamson, who was Invesco's chief executive until January 2003. Williamson also wrote that an internal investigation had found no evidence of market-timing by insiders or of the other practice that has been recently the subject of regulatory action, "late trading" – illegally accepting same-day orders for mutual fund shares placed after 4 p.m.

44. On December 2, 2003, an article appearing in *The Wall Street Journal* revealed that despite consistent warnings from portfolio managers of INVESCO Funds that short-term trading was monitored and discouraged, in fact Defendants encouraged pervasive market timing in the funds by setting up "Special Arrangements" with at least two dozen hedge funds, including Canary Capital Partners, involving approximately $1 billion in fund assets. In addition, the

article reported that certain favored investors were routinely exempt from INVESCO Funds' rules regarding exchanges in and out of the funds, and the applicable redemption fees. In relevant part, the article states as follows:

> ***The push for growth ushered in the market diners. Former [INVESCO] fund manager Jerry Paul estimates that $200 million of the $1 billion in his high-yield-bond fund came from timers who traded rapidly in and out of his fund.***
>
> ...***Among the market timers were Canary Capital Partners LLC, a hedge fund, and clients of American Skandia Inc., which set up investment vehicles that permitted such trades,*** according to documents released by Mr. [Elliot] Spitzer and former fund managers.
>
> * * *
>
> Invesco has long stated in its prospectuses that its policy is to allow only four exchanges in and out of its funds per year.
>
> * * *
>
> Tension between the fund managers and Invesco's senior management boiled over at a series of meetings at Invesco's Denver headquarters in 1998. At one, Mr. Paul blasted the firm's practice of allowing market timers to freely move in and out of Invesco funds. "Market timing is not good for long-term shareholders," he recalls telling senior managers.
>
> * * *
>
> ***But then the market timers tried to sneak in the back door, say former fund managers. Assuming a variety of names, they invested chunks of money in amounts just under $2 million, so they could avoid detection by Invesco. By the spring of 2002, trading by market timers was more pervasive than ever, say the former fund managers.***
>
> An Invitation
>
> ***By that point Invesco was striking agreements with some market timers, giving them the right to rapidly trade certain Invesco funds.*** The company says it was able to do this because exceptions to the guideline limiting investors to four exchanges

annually were spelled out in the company's prospectuses. The company reserved the right "to modify or terminate the exchange policy, if it is in the best interests of the fund and its shareholders."

Trent May, then the manager of Invesco's Endeavor and Blue Chip Growth funds, says he knew the timers had gotten their foot back in the door when Mr. Miller, the company chief investment officer, visited his office in the spring of 2002 to talk about an investor who wanted to put money into his $100 million Endeavor fund.

"They were going to be allowed a certain number of trades," says Mr. May. He recalls that Mr. Miller told him to buy two exchange-traded funds, "QQQs" and "SPDRs," "funds that mirror large swaths of the stock market." That might make it easier for Mr. May to quickly get in and out of the market when timers moved money in and out....

* * *

Mr. May says he regularly saw 5% – $5 million swings in the amount of cash flowing in and out of his fund. [Emphasis added.]

In the article, defendants actually conceded that they permitted and facilitated market timing in the INVESCO Funds, claiming that market timing ***benefited*** shareholders:

Mr. Kidd says Invesco believed that the company could better monitor market timers and protect shareholders by locking the quick traders into specific agreements.

"Invesco allowed a limited number of shareholders to exceed exchange guidelines," the company said in the statement by Mr. Kidd. "This was done at all times under limitations designed to ensure that any trading activity was consistent with the interests of all shareholders. These limitations included limitations on the dollar amount and frequency of trades, restrictions on the funds in which trades could be made, restrictions on when trades could be made and reservations of the right to reject any exchange."

* * *

Invesco acknowledges that fund managers kept larger cash positions because of the timers' trading, but disputes that the extra cash hurt shareholders, writing in its statement: "Trading activities.., within the portfolio managers' cash-management strategy do not hurt the fund and its shareholders. Indeed, such

> ***additional assets within a fund help all shareholders achieve lower costs.*** " [Emphasis added.]

45. On December 2, 2003, the SEC, the New York and Colorado Attorneys General charged Raymond Cunningham and/or INVESCO Funds Group, Inc. with fraud in connection with the widespread market timing scheme in Invesco funds. In a complaint filed in the District Court for the City and County of Denver Colorado ("Colorado Complaint"), the Colorado Attorney General, Ken Salazar, alleges that beginning as early as 2000, defendant INVESCO Funds Group "sought out and extended market timing privileges to large institutional and other investors in order to induce them to invest in Invesco' s mutual funds." Specifically, the Colorado Complaint alleges, in relevant part:

> ***By October 18, 2001, INVESCO had even developed a general policy that allowed market timing by certain select large investors. Among other things, this policy permitted extensive market timing, contrary to statements made in its prospectus...***
>
> * * *
>
> The largest market timer operator under an agreement with INVESCO was Canary Capital ("Canary"). Beginning in approximately the summer of 2001, Canary began a relationship with INVESCO in order to engage in market timing. . . . ***Ultimately, Canary had more than $300 million in market timing capacity in INVESCO.***
>
> * * *
>
> ***By January, 2003, INVESCO had approved numerous "special situations" for market timing of its funds. INVESCO estimated that between $700 million and $1 billion of the assets of INVESCO at any given time were attributable to these market timers.***
>
> * * *
>
> ***A number of these "special situations" investors were also required to bring and deposit "sticky money" in other INVESCO***

> ***funds as a condition of receiving market timing capacity at INVESCO.***
>
> The market timing permitted by INVESCO, including the receipt of "sticky money," was authorized by the highest levels of its management team. The Chief Operating Officer, Chief Investment Officer [Timothy Miller], and Sales Manager [Thomas Kolbe] all supported the policy of market timing. [Emphasis added.]

46. Similarly, the complaint filed by the New York Attorney General Elliot Spitzer in the Supreme Court of New York in New York County (the "Spitzer Complaint II") alleges that beginning at least as early as 2001 to December 2, 2003, defendants knowingly permitted and encouraged market timing in the INVESCO Funds by certain favored investors, including Canary Capital Partners, clients of American Skandia, and Brean Murray. Specifically, the complaint alleges in relevant part as follows:

> From at least the period from 2001 to present, Invesco routinely entered into timing arrangements with various institutional investors. It developed formal policies for approving and monitoring these arrangements, which were referred to at Invesco as "Special Situations."
>
> Timers moved their money rapidly in and out of the Invesco funds. To given an example of the size of the resulting flows, Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled <u>$10.4 billion</u>, more than twice the overall size of the fund. When all timing activity in the Dynamic fund's C shares (the shares most favored by timers like Canary) was aggregated . . . he arrived at an annual turnover rate of more than <u>6000%</u> (six thousand percent) for 2002.
>
> ... During the two-year period, [Canary Capital Partners] realized profits (including the effect of hedging transactions but excluding certain costs) of approximately $50 million, a return of approximately 110%. During the same period buy-and-hold investors in the Dynamics fund <u>lost</u> 34%. [Emphasis added.]

47. The Spitzer Complaint II also described INVESCO's highly systematic approach to arranging Special Situations with certain privileged investors, quoting an internal memorandum, dated October 18, 2001, from Michael Legoski, Invesco's timing policeman to Invesco' s Senior Vice President of National Sales, Thomas Kolbe:

> ***"This memo is intended to identify to you, who, how and why we are working with timers at this junction.*** In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham." Legoski then highlighted the key elements of Invesco' s timing policy, including:
>
> - ***I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.***
> - ***Minimum dollar amount is $25 million***
> - ***Invest only in IFG funds we clear for them and then at a maximum dollar amount.***
> - ***When out of the market the money must stay in our Money Market or one of our bond funds.***
> - ***Receive clearance on all relationships from Tim Miller.***
> - ***Due to market conditions is why this program exists.***
>
> [Emphasis added.]

According to the Spitzer Complaint II, by January 2003, the Fund Defendants had arranged Special Situations with thirty-tree broker-dealers, including defendant Brean Murray which had approximately $56 million in timing Invesco funds, and forty registered investment advisors. In addition, the Spitzer Complaint II alleges that the Fund Defendants established a policy on "sticky assets" with respect to Special Situations, highlighted in an internal INVESCO Funds Group memorandum authored by Kolbe and Legoski: "Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded."

48. The Spitzer Complaint II further alleges that according to an internal memorandum dated January 15, 2003 prepared by INVESCO Funds Group's Chief Compliance Officer, turnover in the INVESCO Funds that was attributable to market timing was as follows: "6,346% for the Dynamics fund, 12,613% for the European fund, and 22,064% for the Small Company Growth fund." The memorandum concluded that "even in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio."

49. An internal INVESCO email quoted in the Spitzer Complaint II from defendant Miller to Cunningham, Kolbe, and Legoski dated February 12, 2003 confirmed that Canary Capital Management's market timing activity was disruptive to the INVESCO Funds and harmful to long term INVESCO Funds' shareholders:

> I sent a message yesterday about the timers ***(it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance.*** I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.
>
> **Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of late trading. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.** [Emphasis added.]

50. According to the complaint filed by the SEC against INVESCO Funds Group and Cunningham ("SEC Complaint"), a memorandum to Cunningham acknowledge the harm to ordinary INVESCO Funds' shareholders caused by market timing in the funds:

a. "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."

b. Allowing market timing "may not be . . . in the best interests of the fund and its shareholders" and Invesco.

c. Regular mutual fund investors are harmed by market timers because market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

d. Market timing creates negative income tax consequences for ordinary long term mutual fund investors and "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns and an extra tax burden."

e. A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy . . . which lowers performance."

f. Market timing has caused fluctuation of fund assets as much as twelve percent within a single day and this causes "artificially high accruals [of expenses] charged to long term investors who are not market timers."

"By causing frequent inflows and outflows, market-timing investors impact the investment style of a fund.... Virtually every portfolio manager at Invesco would concede that he or she has had to manage funds differently to accommodate market timers."

h. "High volumes of market timing activity increases the risk that portfolio managers will make errors."

51. Further, the SEC Complaint alleges that INVESCO Funds Group established a Special Situations arrangement with many market timers, including Canary Capital Management beginning as early as May 2001. According to the SEC Complaint, the Special Situations agreement with Canary extended beyond market timing:

> Cunningham negotiated another arrangement with Canary in May of 2002, allowing Canary to market time $100 million of capacity

> in offshore mutual funds managed by an Invesco affiliate. Under this arrangement, Invesco received 10 basis points of any monies Canary transferred to the offshore funds. Canary placed its first trades in July 2002, resulting in a transaction fee to Invesco of approximately $60,000.
>
> * * *
>
> The boards of directors or trustees of the Invesco mutual funds determined as early as 1997 that market timing was detrimental to certain funds. To discourage such activities, the directors or trustees authorized the imposition of redemption fees in connection with those funds that were most effected by market timing in an effort to discourage the practice.
>
> Defendants never did any formal study that demonstrated that the approved market timing arrangements, whether pursuant to Special Situation agreements or those who were otherwise permitted, would be in the best interest of the funds.
>
> Invesco and Cunningham in early 2003 determined that Canary's trading had actually harmed Invesco fund shareholders. Instead of terminating the Special Situation with Canary, Invesco and Cunningham simply reduced Canary's timing "capacity" from $304 million to $80 million, confined Canary's trading to five particular funds, and slightly reduced the permitted frequency of Canary's market timing trades.

The Prospectuses Were Materially False and Misleading

52. Plaintiff and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the INVESCO Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

53. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> The value of your Fund shares is likely to change daily. This value is known as the Net Asset Value per share, or NAV. The Advisor determines the market value of each investment in the Fund's

> portfolio each day that the New York Stock Exchange ("NYSE") is open, at the close of the regular trading day on that exchange (normally 4:00 p.m. Eastern time), except that securities traded primarily on the Nasdaq Stock Market ("Nasdaq") are normally valued by a Fund at the Nasdaq Official Closing Price provided by Nasdaq each business day.

54. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> All purchases, sales, and exchanges of Fund shares are made by the Advisor at the NAV next calculated after the Advisor receives proper instructions from you or your financial intermediary. Instructions must be received by the Advisor no later than the close of the NYSE to effect transactions at that day's NAV. If the Advisor receives instructions from you or your financial intermediary after that time, the instructions will be processed at the NAV calculated after receipt of these instructions.
>
> HOW TO BUY SHARES
>
> If you buy $1,000,000 or more of Class A shares and redeem the shares within eighteen months from the date of purchase, you may pay a 1% CDSC at the time of redemption. . . . With respect to redemption of Class C shares held twelve months or less, a CDSC of 1% of the lower of the total original cost or current market value of the shares may be assessed.
>
> ***TO SELL SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE 4:00 P.M. EASTERN TIME.***
> [Emphasis added.]

55. The Prospectuses falsely stated that INVESCO Funds Group actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the August 28, 2003 Prospectuses for the INVESCO Dynamics Fund, INVESCO S&P 500 Index Fund (currently known as AIM INVESCO S&P 500 Index Fund), and INVESCO Mid-Cap Growth Fund stated as follows:

> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interest

> of the Fund. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940.

56. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged Plaintiff and the other members of the Class:

(a) that defendants had entered into an agreement allowing the Canary Defendants, clients of American Skandia, Brean Murray, and the John Doe Defendants to time their trading of the INVESCO Funds shares and/or to "late trade";

(b) that, pursuant to that agreement, Canary, clients of American Skandia, Brean Murray and other favored investors regularly timed and/or late-traded the INVESCO Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants, clients of American Skandia, Brean Murray and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated INVESCO Funds policies;

(d) that the Fund Defendants regularly allowed Canary, clients of American Skandia, Brean Murray and other favored investors to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) that the amount of compensation paid by the INVESCO Funds to INVESCO Funds Group, because of the INVESCO Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to INVESCO Funds Group by the INVESCO Funds and their respective shareholders, including Plaintiff and other members of the Class.

Defendants' Scheme and Fraudulent Course of Business

57. Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the INVESCO Funds, or otherwise; and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the INVESCO Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of Plaintiff and the other Class members.

Additional Scienter Allegations

58. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the INVESCO Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding INVESCO Funds, their control over, and/or receipt and/or modification of INVESCO Funds' allegedly materially misleading misstatements and/or their associations with the INVESCO Funds which made them privy to confidential proprietary information concerning the INVESCO Funds, participated in the fraudulent scheme alleged herein.

59. Additionally, the Fund Defendants and the Fund Individual Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants and Fund Individual Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to the Canary and John Doe Defendants.

60. The Canary Defendants, clients of American Skandia, Brean Murray and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM
Against the INVESCO Funds Registrants for Violations of Section 11 of the Securities Act

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

62. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C §77k, on behalf of the Plaintiff and other members of the Class who purchased or otherwise acquired shares of the INVESCO Funds during the class period against the INVESCO Funds Registrants.

63. The INVESCO Funds Registrants are the registrants for the fund shares sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. The

INVESCO Funds Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

64. Plaintiff was provided with the INVESCO High Yield Bond Fund Prospectus and, similarly, prior to purchasing units of each of the other INVESCO Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the INVESCO Funds pursuant to the relevant false and misleading Prospectuses and were damaged thereby.

65. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the INVESCO Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, Canary, clients of American Skandia, Brean Murray and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading and late-trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts:

(a) that defendants had entered into an unlawful agreement allowing Canary, clients of American Skandia, Brean Murray and others to time their trading of the INVESCO Funds shares and/or to "late trade;"

(b) that, pursuant to that agreement, Canary, clients of American Skandia, Brean Murray and others regularly timed and/or late-traded the INVESCO Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against Canary, clients of American Skandia, Brean Murray, and others;

(d) that the Fund Defendants regularly allowed Canary, clients of American Skandia, Brean Murray, and others to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, Canary Defendants, clients of American Skandia, Brean Murray and John Doe Defendants benefited financially at the expense of the INVESCO Funds' ordinary investors including Plaintiff and the other members of the Class.

66. At the time they purchased the INVESCO Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against AMVESCAP and INVESCO Funds Group
As Control Persons of The INVESCO Funds Registrants
For Violations of Section 15 of the Securities Act

67. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

68. This Claim is brought pursuant to Section 15 of the Securities Act against

AMVESCAP and INVESCO Funds Group, each as a control person of the INVESCO Funds Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the INVESCO Funds' public filings, press releases and other publications are the collective actions of AMVESCAP and INVESCO Funds Group.

69. The INVESCO Funds Registrants are liable under Section 11 of the Securities Act as set forth herein.

70. Each of AMVESCAP and INVESCO Funds Group was a "control person" of the INVESCO Funds Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of INVESCO Funds – by virtue of their positions of control and authority over the INVESCO Funds Registrants – AMVESCAP and INVESCO Funds Group directly and indirectly, had the power and authority, and exercised the same, to cause the INVESCO Funds Registrants to engage in the wrongful conduct complained of herein. AMVESCAP and INVESCO Funds Group A issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

71. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, AMVESCAP and INVESCO Funds Group are liable to Plaintiff and the other members of the Class for the INVESCO Funds Registrants' primary violations of Section 11 of the Securities Act.

72. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against AMVESCAP and INVESCO Funds Group.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

73. At all relevant times, the market for INVESCO Funds was an efficient market for the following reasons, among others:

(a) The INVESCO Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the INVESCO Funds were regularly filed with the SEC;

(c) Persons associated with the INVESCO Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The INVESCO Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain clients of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

74. As a result of the foregoing, the market for the INVESCO Funds promptly digested current information regarding INVESCO Funds from all publicly available sources and reflected such information in the respective INVESCO Funds NAV. Investors who purchased or otherwise acquired shares or interests in the INVESCO Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the INVESCO Funds during the Class Period suffered similar injury through their purchase or acquisition, ownership

and/or sale of INVESCO Funds securities at distorted prices that did not reflect the risks or costs, and suffered the effects of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation of Section 10(b) of the Exchange Act Against and Rule 10b-5 Promulgated Thereunder Against All Defendants

75. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

76. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase and/or sell INVESCO Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

77. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the INVESCO Funds' securities, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated INVESCO Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange

Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

78. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the INVESCO Funds' operations, as specified herein.

79. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed and late trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

80. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

81. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the INVESCO Funds' securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants

during the Class Period, Plaintiff and the other members of the Class acquired and/or sold the shares or interests in the INVESCO Funds during the Class Period at distorted prices and were damaged thereby.

82. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the INVESCO Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired and/or redeemed such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

83. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

84. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the INVESCO Funds shares during the Class Period.

FOURTH CLAIM

Against AMVESCAP (as a Control Person of INVESCO Funds Group); INVESCO Funds Group (as a Control Person of INVESCO Funds Registrants); and INVESCO Funds Registrants (as a Control Person of the INVESCO Funds)
For Violations of Section 20(a) of the Exchange Act

85. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

86. This Claim is brought pursuant to Section 20(a) of the Exchange Act against AMVESCAP as a control person of INVESCO Funds Group, and INVESCO Funds Group as a control person of INVESCO Funds Registrants.

87. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the INVESCO Funds' public filings, press releases and other publications are the collective actions of AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants.

88. Each of AMVESCAP and INVESCO Funds Group acted as controlling persons of the INVESCO Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the INVESCO Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, AMVESCAP and INVESCO Funds Group each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the INVESCO Funds, including the content and dissemination of the various statements which Plaintiff contend are false and misleading. AMVESCAP and INVESCO Funds Group, had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

89. In particular, each of AMVESCAP and INVESCO Funds Group had direct and supervisory involvement in the operations of the INVESCO Funds and, therefore, is presumed to have hid the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

90. As set forth above, AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants each violated Section 10(b) and Rule l0b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, AMVESCAP and INVESCO Funds Group are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and other members of the Class suffered

damages in connection with their purchases and/or sales of INVESCO Funds securities during the Class Period.

VIOLATIONS OF THE IN VESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against INVESCO Funds Group [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b.15]

91. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

92. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

93. INVESCO Funds Group served as an "investment adviser" to Plaintiff and other members of the Class pursuant to the Investment Advisers Act.

94. As a fiduciary pursuant to the Investment Advisers Act, INVESCO Funds Group was required to serve Plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. § 80b-6, governing the conduct of investment advisers.

95. During the Class Period, INVESCO Funds Group breached its fiduciary duties owed to Plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon Plaintiff and other members of the Class. As detailed above, INVESCO Funds Group allowed the Canary, clients of American Skandia, Brean Murray, and John Doe Defendants to secretly engage in late trading and timing of the INVESCO Funds shares. The purposes and effect of

said scheme, practice and course of conduct was to enrich INVESCO Funds Group, among other defendants, at the expense of Plaintiff and other members of the Class.

96. INVESCO Funds Group breached its fiduciary duty owed to Plaintiff and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon Plaintiff and the Class members.

97. INVESCO Funds Group is liable as a direct participant in the wrongs complained of herein. INVESCO Funds Group, because of its position of authority and control over the INVESCO Funds Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the INVESCO Funds.

98. INVESCO Funds Group had a duty to (1) disseminate accurate and truthful information with respect to the INVESCO Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to Plaintiff and members of the Class. INVESCO Funds Group participated in the wrongdoing complained of herein in order to prevent Plaintiff and other members of the Class from knowing of INVESCO Funds Group's breaches of fiduciary duties including: (1) increasing its profitability at Plaintiff's and other members of the Class' expense by allowing Canary and the John Doe Defendants to secretly time and late trade the INVESCO Funds shares; and (2) placing its interests ahead of the interests of Plaintiff and other members of the Class.

99. As a result of INVESCO Funds Group's multiple breaches of its fiduciary duties owed Plaintiff and other members of the Class, Plaintiff and other Class members were damaged.

100. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with INVESCO Funds Group and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing Plaintiff as Lead Plaintiff and her counsel as Lead Counsel for the Class and certifying them as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class rescission of their contracts with INVESCO Funds Group, including recovery of all fees which would otherwise apply, and recovery of all fees paid to INVESCO Funds Group pursuant to such agreements;

(d) Causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(e) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 21, 2004

Respectfully submitted,

COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.

Catherine A. Torell (CT-0905)
150 East 52nd Street, 30th Floor
New York, New York 10022
Telephone: (212) 838-7797

- and -

Steven J. Toll
Daniel S. Sommers
Joshua S. Devore
Adam T. Savett
1100 New York Ave. NW.
West Tower, Suite 500
Washington, DC 20005
Telephone: (202) 408-4600

Proposed Lead Counsel

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Lori Weinrib ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and wishes to join as a plaintiff.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transaction(s) in the Invesco family of funds during the Class Period of December 5, 1998 and November 24, 2003 that is the subject of this action is/are as follows:

Security	# of shares	Transaction (buy/sell/reinvest)	Date	Price Per Share
INVESCO HIGHYIELD BOND FUND	444.318	BUY ($1972.77)	8/3/2001	$4.44

5. During the three years prior to the date of this Certificate, Plaintiff has sought to serve or served as a representative party for a class in the following actions filed under the federal securities laws: Janus, AllianceBernstein and Strong.

6. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 12 day of December, 2003.

Signed: Lori Weinrib

Lori Weinrib

Name

3A Heritage Drive

Address

New City, New York 10956

USA

Country

845-639-1022

Phone number

Blueyes 845 @ AOL

E-mail address

ACBI
12/16/2003 ACB INQUIRY SCREEN USER ID: 1IEL
ACCOUNT: 92791538 SEC SYMBOL: FHYPX INVESCO HIGH YIELD FD INV 9231025

POSITION STATUS: KNOWN

TRAN DATE	ACTION	QUANTITY	TRAN AMOUNT	DATA SOURCE
08/03/2001	BUY	444.318	1,972.77	S
10/31/2003	STKMERGR	4,827.493-	00.00	S

PF7-BACK PF8-FRWD PF9-ACBR PF10-ACBQ PF11-HIST CLR-EXIT

JUDGE RAKOFF

04 CV 00492

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

FEB 0 2 2004

LORI WEINRIB Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. INVESCO FUNDS GROUP, INC.; AIM STOCK FUNDS; AIM COUNSELOR SERIES TRUST; AIM SECTOR FUNDS INC.; AIM BOND FUNDS INC.; AIM COMBINATION STOCK AND BOND FUNDS INC.; AIM MONEY MARKET FUNDS INC.; AIM INTERNATIONAL FUNDS INC. (collectively known as the "INVESCO FUNDS REGISTRANTS"); AMVESCAP PLC; TIMOTHY MILLER; RAYMOND CUNNINGHAM; THOMAS KOLBE; EDWARD J. STERN; AMERICAN SKANDIA INC.; BREAN MURRAY & CO., INC.; CANARY CAPITAL PARTNERS, LLC; CANARY INVESTMENT MANAGEMENT, LLC; CANARY CAPITAL PARTNERS, LTD.; and JOHN DOES 1-100, Defendants.	**CIVIL ACTION NO.** **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the INVESCO Funds (as defined below[1]), press releases, and media reports about the INVESCO Funds. Plaintiff believes that

[1] Invesco Advantage Health Sciences Fund Invesco Core Equity Fund, Invesco Dynamics Fund, Invesco Energy Fund, Invesco Financial Services Fund, Invesco Gold & Precious Metals Fund, Invesco Health Sciences Fund, Invesco International Core Equity Fund (Formerly Known As International Blue Chip Value Fund), Invesco Leisure Fund, Invesco Mid-Cap Growth Fund, Invesco Multi-Sector Fund, Aim Invesco S&P 500 Index Fund, Invesco Small Company Growth Fund, Invesco Technology Fund, Invesco Total Return Fund, Invesco Utilities Fund, Aim Money Market Fund, Aim Invesco Tax-Free Money Fund, Aim Invesco Treasurers Money Market Reserve Fund, Aim Invesco Treasurers Tax-Exempt Reserve Fund, Aim Invesco Us Government

substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired, owned, or sold shares or other ownership units of one or more of the mutual funds in the INVESCO family of funds *(i.e.,* the INVESCO Funds as defined above) between December 5, 1998 and December 1, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of Plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose:

Money Fund, Invesco Advantage Fund, Invesco Balanced Fund Invesco European Fund, Invesco Growth Fund, Invesco High-Yield Fund, Invesco Growth & Income Fund Invesco Real Estate Opportunity Fund, Invesco Select Income Fund, Invesco Tax-Free Bond Fund, Invesco Telecommunications Fund, Invesco U.S. Government Securities Fund, Invesco Value Fund, Invesco; Invesco Latin American Growth Fund (Collectively Known As The "Invesco Funds").

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On December 1, 2003, after the market closed, *The Washington Post* reported on its website that the Securities and Exchange Commission ("SEC") and the New York State Attorney General Elliot Spitzer ('New York Attorney General") planned on bringing charges against INVESCO Funds Group, defined below, and Raymond Cunningham as early as the following day for permitting predatory short-term trading by certain preferred investors in order to increase INVESCO Funds Group's management fees.

4. The following day, on December 2, 2003, the SEC, the New York Attorney General, and the Attorney General for the State of Colorado Ken Salazar ("Colorado Attorney General") separately filed civil charges against Raymond Cunningham and/or INVESCO Funds Group, Inc., alleging that the defendants permitted and encouraged market timing in INVESCO Funds to the detriment of long-term shareholders by arranging "Special Situations" with certain privileged investors, including the Canary Defendants, defined below, who were permitted to engage in pervasive short-term trading in INVESCO Funds in exchange for large investments in the funds, commonly known as "sticky assets." The complaint filed by the New York Attorney General Elliot Spitzer ("Spitzer Complaint II") also charged defendants with illegally permitting

late-trading by the Canary Defendants, defined below, in INVESCO Funds. The Canary Defendants have been named as defendants in numerous other recently-filed actions concerning their alleged participation in a wrongful and illegal scheme which allowed the Canary Defendants to engage in late trading and market timing in numerous mutual fund families. As a result of defendants' wrongful and illegal misconduct in INVESCO Funds, Plaintiff and members of the Class suffered damages.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

6. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Brean Murray maintains its corporate headquarters in this District and Edward J. Stern maintains his residence in this District.

7. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8. Plaintiff Lori Weinrib, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased and owned units of the INVESCO High Yield Bond Fund and has been damaged thereby.

9. Each of the INVESCO Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant INVESCO Funds Group, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

10. AMVESCAP PLC ("AMVESCAP") is the ultimate parent of all of the INVESCO defendants. Through its subsidiaries, including defendant INVESCO Funds Group, defined below, AMVESCAP provides retail and institutional asset management services throughout the world. AMVESCAP is a London-based corporation and maintains an office at 11 Greenway Plaza, Houston, Texas 77046. AMVESCAP securities trade on the New York Stock Exchange under the symbol "AVZ."

11. INVESCO Funds Group, Inc. ("INVESCO Funds Group") is registered as an investment adviser under the Investment Advisers Act and managed and advised the INVESCO Funds during the Class Period. During this period, INVESCO Funds Group had ultimate responsibility for overseeing the day-to-day management of the INVESCO Funds. INVESCO Funds Group is located at 4350 South Monaco Street, Denver, Colorado.

12. Defendants INVESCO Funds Registrants are the registrants and issuers of the shares of one or more of the INVESCO Funds, and their office is located at 11 Greenway Plaza, Houston, Texas 77046.

13. Defendant Raymond Cunningham was, at all relevant times, the President of INVESCO Funds Group, and since January 2003, Chief Executive Officer of INVESCO Funds Group, and was an active participant in the unlawful scheme alleged herein.

14. Defendant Timothy Miller was, at all relevant times, the Chief Investment Officer of INVESCO Funds Group, and was an active participant in the unlawful scheme alleged herein.

15. Defendant Thomas Kolbe was, at all relevant times, Senior Vice President of National Sales of INVESCO Funds Group, and was an active participant in the unlawful scheme alleged herein.

16. AMVESCAP, INVESCO Funds Group, INVESCO Funds Registrants, Timothy Miller, Raymond Cunningham, Thomas Kolbe, and the INVESCO Funds are referred to collectively herein as the "Fund Defendants."

17. Defendant Brean Murray & Co., Inc. ("Brean Murray") is a Delaware corporation with offices at 570 Lexington Avenue, New York, New York 10022-6822, and was an active participant in the unlawful scheme alleged herein.

18. Defendant American Skandia Inc. ("American Skandia") is an investment management firm with offices at One Corporate Drive, Shelton, Connecticut 06484, and was an active participant in the unlawful scheme alleged herein.

19. Defendant Canary Capital Partners, LLC is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, and was an active participant in the unlawful scheme alleged herein.

20. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

21. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

22. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. and was an active participant in the unlawful scheme alleged herein.

23. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

24. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary INVESCO Funds investors, such as Plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired, owned or sold shares of the INVESCO Funds, between December 5, 1998 and December 1, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased, owned or sold shares or other ownership units in

INVESCO Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which Plaintiff and the other Class members purchased their shares or other ownership units in the INVESCO Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the INVESCO Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

27. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

28. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

29. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the INVESCO Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

30. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

31. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as December 5, 1998 and until December 1, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of ordinary INVESCO Funds' investors, including Plaintiff and other members of the Class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of Plaintiff and the other members of the Class who knew nothing of these illicit arrangements. Specifically, INVESCO Funds Group, as manager of the INVESCO Funds, and

each of the relevant fund managers, profited from fees INVESCO Funds Group charged to the INVESCO Funds that were measured as a percentage of the fees under management. Additionally, in exchange for the right to engage in illegal late trading and timing, which hurt Plaintiff and other Class members by artificially and materially affecting the value of the INVESCO Funds, the Canary Defendants, Brean Murray, clients of American Skandia, and the John Doe Defendants, agreed to park substantial assets in the Funds, thereby increasing the assets under INVESCO Funds' management and the fees paid to INVESCO Funds' managers. The assets parked in the INVESCO Funds in exchange for the right to engage in late trading and timing have been referred to as "sticky assets." The synergy between the Fund Defendants and the Canary Defendants, Brean Murray, clients of American Skandia, and John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of Plaintiff and other members of the Class.

Illegal Late Trading at the Expense of Plaintiff and Other Members of the Class

32. "Late trading" exploits the unique way in which mutual funds, including the INVESCO Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to Plaintiff and other members of the Class, and in violation of SEC regulations, the Canary Defendants and the John Doe Defendants secretly agreed with the Fund

Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the Canary Defendants, and the John Doe Defendants, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while Plaintiff and other members of the Class, who bought their INVESCO Funds shares lawfully, could not.

33. Here is an illustration of how the favored treatment accorded to the Canary Defendants took money, dollar-for-dollar, out of the pockets of ordinary INVESCO Funds investors, such as Plaintiff and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day at 4:00 p.m. After 4:00 p.m., good news concerning the fund's constituent securities is made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the Canary Defendants, and other favored investors named herein, to purchase fund shares at the pre-4:00 p.m. price of $10 per share even after the post-4:00 p.m. news came out and the market had already started to move upwards. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, Canary's profit of $5 per unit comes, dollar-for-dollar, directly from the other fund investors. This harmful practice, which damaged Plaintiff and other members of the Class, is completely undisclosed in the Prospectuses

by which the INVESCO Funds were marketed and sold and pursuant to which Plaintiff and the other Class members purchased their INVESCO Funds securities. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-l(a).

<u>Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class</u>

34. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect the increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

35. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the INVESCO Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

36. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as the Canary Defendants, clients of American Skandia, and Brean Murray also did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

37. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

38. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Canary Defendants, Brean Murray, clients of American Skandia, and John Doe Defendants to time their trades, but, in the case of the Canary Defendants and clients of American Skandia, they also provided a trading platform and financed the timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

39. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint I"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

40. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg In this regard, the article stated:

> [...] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year.***
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

41. *The Wall Street Journal* reported that the Canary Defendants had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

42. On September 5, 2003, the trade publication *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be

accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

43. On December 1, 2003, *The Washington Post* reported on its website that civil charges against INVESCO Funds Group and Raymond Cunningham would likely be brought by the SEC and the New York Attorney General in connection with their investigation of market timing and late trading practices in the mutual fund industry. The article reported the following, in relevant part:

> The action would also be the first time a fund company would be charged as a corporate entity for allowing only clients, as opposed to insiders, to engage in market timing, a short-term trading strategy that sucks profits away from long-term investors.
>
> Mark H. Williamson, chief executive of AIM Investments, the Amvescap subsidiary that distributes Invesco funds, also defended the firm's conduct in a Nov. 24 letter to shareholders, saying Invesco officials had deliberately struck deals with timers in hopes of minimizing the damage done to ordinary investors.
>
> "IFG determined it could better control certain asset allocators and momentum investors by restricting them to certain funds which, in its judgment, would not be adversely affected by their activities," wrote Williamson, who was Invesco's chief executive until January 2003. Williamson also wrote that an internal investigation had found no evidence of market-timing by insiders or of the other practice that has been recently the subject of regulatory action, "late trading" – illegally accepting same-day orders for mutual fund shares placed after 4 p.m.

44. On December 2, 2003, an article appearing in *The Wall Street Journal* revealed that despite consistent warnings from portfolio managers of INVESCO Funds that short-term trading was monitored and discouraged, in fact Defendants encouraged pervasive market timing in the funds by setting up "Special Arrangements" with at least two dozen hedge funds, including Canary Capital Partners, involving approximately $1 billion in fund assets. In addition, the

article reported that certain favored investors were routinely exempt from INVESCO Funds' rules regarding exchanges in and out of the funds, and the applicable redemption fees. In relevant part, the article states as follows:

> ***The push for growth ushered in the market diners. Former [INVESCO] fund manager Jerry Paul estimates that $200 million of the $1 billion in his high-yield-bond fund came from timers who traded rapidly in and out of his fund.***
>
> ...***Among the market timers were Canary Capital Partners LLC, a hedge fund, and clients of American Skandia Inc., which set up investment vehicles that permitted such trades,*** according to documents released by Mr. [Elliot] Spitzer and former fund managers.
>
> * * *
>
> Invesco has long stated in its prospectuses that its policy is to allow only four exchanges in and out of its funds per year.
>
> * * *
>
> Tension between the fund managers and Invesco's senior management boiled over at a series of meetings at Invesco's Denver headquarters in 1998. At one, Mr. Paul blasted the firm's practice of allowing market timers to freely move in and out of Invesco funds. "Market timing is not good for long-term shareholders," he recalls telling senior managers.
>
> * * *
>
> ***But then the market timers tried to sneak in the back door, say former fund managers. Assuming a variety of names, they invested chunks of money in amounts just under $2 million, so they could avoid detection by Invesco. By the spring of 2002, trading by market timers was more pervasive than ever, say the former fund managers.***
>
> An Invitation
>
> ***By that point Invesco was striking agreements with some market timers, giving them the right to rapidly trade certain Invesco funds.*** The company says it was able to do this because exceptions to the guideline limiting investors to four exchanges

> annually were spelled out in the company's prospectuses. The company reserved the right "to modify or terminate the exchange policy, if it is in the best interests of the fund and its shareholders."
>
> ***Trent May, then the manager of Invesco's Endeavor and Blue Chip Growth funds, says he knew the timers had gotten their foot back in the door when Mr. Miller, the company chief investment officer, visited his office in the spring of 2002 to talk about an investor who wanted to put money into his $100 million Endeavor fund.***
>
> ***"They were going to be allowed a certain number of trades," says Mr. May. He recalls that Mr. Miller told him to buy two exchange-traded funds, "QQQs" and "SPDRs," "funds that mirror large swaths of the stock market." That might make it easier for Mr. May to quickly get in and out of the market when timers moved money in and out....***
>
> * * *
>
> Mr. May says he regularly saw 5% – $5 million swings in the amount of cash flowing in and out of his fund. [Emphasis added.]

In the article, defendants actually conceded that they permitted and facilitated market timing in the INVESCO Funds, claiming that market timing ***benefited*** shareholders:

> Mr. Kidd says Invesco believed that the company could better monitor market timers and protect shareholders by locking the quick traders into specific agreements.
>
> ***"Invesco allowed a limited number of shareholders to exceed exchange guidelines," the company said in the statement by Mr. Kidd. "This was done at all times under limitations designed to ensure that any trading activity was consistent with the interests of all shareholders.*** These limitations included limitations on the dollar amount and frequency of trades, restrictions on the funds in which trades could be made, restrictions on when trades could be made and reservations of the right to reject any exchange."
>
> * * *
>
> ***Invesco acknowledges that fund managers kept larger cash positions because of the timers' trading, but disputes that the extra cash hurt shareholders, writing in its statement: "Trading activities.., within the portfolio managers' cash-management strategy do not hurt the fund and its shareholders. Indeed, such***

> ***additional assets within a fund help all shareholders achieve lower costs."*** [Emphasis added.]

45. On December 2, 2003, the SEC, the New York and Colorado Attorneys General charged Raymond Cunningham and/or INVESCO Funds Group, Inc. with fraud in connection with the widespread market timing scheme in Invesco funds. In a complaint filed in the District Court for the City and County of Denver Colorado ("Colorado Complaint"), the Colorado Attorney General, Ken Salazar, alleges that beginning as early as 2000, defendant INVESCO Funds Group "sought out and extended market timing privileges to large institutional and other investors in order to induce them to invest in Invesco' s mutual funds." Specifically, the Colorado Complaint alleges, in relevant part:

> ***By October 18, 2001, INVESCO had even developed a general policy that allowed market timing by certain select large investors. Among other things, this policy permitted extensive market timing, contrary to statements made in its prospectus. . .***
>
> * * *
>
> The largest market timer operator under an agreement with INVESCO was Canary Capital ("Canary"). Beginning in approximately the summer of 2001, Canary began a relationship with INVESCO in order to engage in market timing. . . . ***Ultimately, Canary had more than $300 million in market timing capacity in INVESCO.***
>
> * * *
>
> ***By January, 2003, INVESCO had approved numerous "special situations" for market timing of its funds. INVESCO estimated that between $700 million and $1 billion of the assets of INVESCO at any given time were attributable to these market timers.***
>
> * * *
>
> ***A number of these "special situations" investors were also required to bring and deposit "sticky money" in other INVESCO***

funds as a condition of receiving market timing capacity at INVESCO.

The market timing permitted by INVESCO, including the receipt of "sticky money," was authorized by the highest levels of its management team. The Chief Operating Officer, Chief Investment Officer [Timothy Miller], and Sales Manager [Thomas Kolbe] all supported the policy of market timing. [Emphasis added.]

46. Similarly, the complaint filed by the New York Attorney General Elliot Spitzer in the Supreme Court of New York in New York County (the "Spitzer Complaint II") alleges that beginning at least as early as 2001 to December 2, 2003, defendants knowingly permitted and encouraged market timing in the INVESCO Funds by certain favored investors, including Canary Capital Partners, clients of American Skandia, and Brean Murray. Specifically, the complaint alleges in relevant part as follows:

> From at least the period from 2001 to present, Invesco routinely entered into timing arrangements with various institutional investors. It developed formal policies for approving and monitoring these arrangements, which were referred to at Invesco as "Special Situations."
>
> Timers moved their money rapidly in and out of the Invesco funds. To given an example of the size of the resulting flows, Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled <u>$10.4 billion</u>, more than twice the overall size of the fund. When all timing activity in the Dynamic fund's C shares (the shares most favored by timers like Canary) was aggregated . . . he arrived at an annual turnover rate of more than <u>6000%</u> (six thousand percent) for 2002.
>
> ... During the two-year period, [Canary Capital Partners] realized profits (including the effect of hedging transactions but excluding certain costs) of approximately $50 million, a return of approximately 110%. During the same period buy-and-hold investors in the Dynamics fund <u>lost</u> 34%. [Emphasis added.]

47. The Spitzer Complaint II also described INVESCO's highly systematic approach to arranging Special Situations with certain privileged investors, quoting an internal memorandum, dated October 18, 2001, from Michael Legoski, Invesco's timing policeman to Invesco' s Senior Vice President of National Sales, Thomas Kolbe:

> ***"This memo is intended to identify to you, who, how and why we are working with timers at this junction.*** In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham." Legoski then highlighted the key elements of Invesco' s timing policy, including:
>
> - ***I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.***
> - ***Minimum dollar amount is $25 million***
> - ***Invest only in IFG funds we clear for them and then at a maximum dollar amount.***
> - ***When out of the market the money must stay in our Money Market or one of our bond funds.***
> - ***Receive clearance on all relationships from Tim Miller.***
> - ***Due to market conditions is why this program exists.***
>
> [Emphasis added.]

According to the Spitzer Complaint II, by January 2003, the Fund Defendants had arranged Special Situations with thirty-tree broker-dealers, including defendant Brean Murray which had approximately $56 million in timing Invesco funds, and forty registered investment advisors. In addition, the Spitzer Complaint II alleges that the Fund Defendants established a policy on "sticky assets" with respect to Special Situations, highlighted in an internal INVESCO Funds Group memorandum authored by Kolbe and Legoski: "Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded."

48. The Spitzer Complaint II further alleges that according to an internal memorandum dated January 15, 2003 prepared by INVESCO Funds Group's Chief Compliance Officer, turnover in the INVESCO Funds that was attributable to market timing was as follows: "6,346% for the Dynamics fund, 12,613% for the European fund, and 22,064% for the Small Company Growth fund." The memorandum concluded that "even in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio."

49. An internal INVESCO email quoted in the Spitzer Complaint II from defendant Miller to Cunningham, Kolbe, and Legoski dated February 12, 2003 confirmed that Canary Capital Management's market timing activity was disruptive to the INVESCO Funds and harmful to long term INVESCO Funds' shareholders:

> I sent a message yesterday about the timers ***(it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance.*** I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.
>
> **Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of late trading. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.** [Emphasis added.]

50. According to the complaint filed by the SEC against INVESCO Funds Group and Cunningham ("SEC Complaint"), a memorandum to Cunningham acknowledge the harm to ordinary INVESCO Funds' shareholders caused by market timing in the funds:

a. "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."

b. Allowing market timing "may not be . . . in the best interests of the fund and its shareholders" and Invesco.

c. Regular mutual fund investors are harmed by market timers because market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

d. Market timing creates negative income tax consequences for ordinary long term mutual fund investors and "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns and an extra tax burden."

e. A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy . . . which lowers performance."

f. Market timing has caused fluctuation of fund assets as much as twelve percent within a single day and this causes "artificially high accruals [of expenses] charged to long term investors who are not market timers."

"By causing frequent inflows and outflows, market-timing investors impact the investment style of a fund.... Virtually every portfolio manager at Invesco would concede that he or she has had to manage funds differently to accommodate market timers."

h. "High volumes of market timing activity increases the risk that portfolio managers will make errors."

51. Further, the SEC Complaint alleges that INVESCO Funds Group established a Special Situations arrangement with many market timers, including Canary Capital Management beginning as early as May 2001. According to the SEC Complaint, the Special Situations agreement with Canary extended beyond market timing:

> Cunningham negotiated another arrangement with Canary in May of 2002, allowing Canary to market time $100 million of capacity

> in offshore mutual funds managed by an Invesco affiliate. Under this arrangement, Invesco received 10 basis points of any monies Canary transferred to the offshore funds. Canary placed its first trades in July 2002, resulting in a transaction fee to Invesco of approximately $60,000.
>
> * * *
>
> The boards of directors or trustees of the Invesco mutual funds determined as early as 1997 that market timing was detrimental to certain funds. To discourage such activities, the directors or trustees authorized the imposition of redemption fees in connection with those funds that were most effected by market timing in an effort to discourage the practice.
>
> Defendants never did any formal study that demonstrated that the approved market timing arrangements, whether pursuant to Special Situation agreements or those who were otherwise permitted, would be in the best interest of the funds.
>
> Invesco and Cunningham in early 2003 determined that Canary's trading had actually harmed Invesco fund shareholders. Instead of terminating the Special Situation with Canary, Invesco and Cunningham simply reduced Canary's timing "capacity" from $304 million to $80 million, confined Canary's trading to five particular funds, and slightly reduced the permitted frequency of Canary's market timing trades.

The Prospectuses Were Materially False and Misleading

52. Plaintiff and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the INVESCO Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

53. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> The value of your Fund shares is likely to change daily. This value is known as the Net Asset Value per share, or NAV. The Advisor determines the market value of each investment in the Fund's

> portfolio each day that the New York Stock Exchange ("NYSE") is open, at the close of the regular trading day on that exchange (normally 4:00 p.m. Eastern time), except that securities traded primarily on the Nasdaq Stock Market ("Nasdaq") are normally valued by a Fund at the Nasdaq Official Closing Price provided by Nasdaq each business day.

54. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> All purchases, sales, and exchanges of Fund shares are made by the Advisor at the NAV next calculated after the Advisor receives proper instructions from you or your financial intermediary. Instructions must be received by the Advisor no later than the close of the NYSE to effect transactions at that day's NAV. If the Advisor receives instructions from you or your financial intermediary after that time, the instructions will be processed at the NAV calculated after receipt of these instructions.
>
> HOW TO BUY SHARES
>
> If you buy $1,000,000 or more of Class A shares and redeem the shares within eighteen months from the date of purchase, you may pay a 1% CDSC at the time of redemption. . . . With respect to redemption of Class C shares held twelve months or less, a CDSC of 1% of the lower of the total original cost or current market value of the shares may be assessed.
>
> ***TO SELL SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE 4:00 P.M. EASTERN TIME.***
> [Emphasis added.]

55. The Prospectuses falsely stated that INVESCO Funds Group actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the August 28, 2003 Prospectuses for the INVESCO Dynamics Fund, INVESCO S&P 500 Index Fund (currently known as AIM INVESCO S&P 500 Index Fund), and INVESCO Mid-Cap Growth Fund stated as follows:

> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interest

> of the Fund. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940.

56. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged Plaintiff and the other members of the Class:

(a) that defendants had entered into an agreement allowing the Canary Defendants, clients of American Skandia, Brean Murray, and the John Doe Defendants to time their trading of the INVESCO Funds shares and/or to "late trade";

(b) that, pursuant to that agreement, Canary, clients of American Skandia, Brean Murray and other favored investors regularly timed and/or late-traded the INVESCO Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants, clients of American Skandia, Brean Murray and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated INVESCO Funds policies;

(d) that the Fund Defendants regularly allowed Canary, clients of American Skandia, Brean Murray and other favored investors to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) that the amount of compensation paid by the INVESCO Funds to INVESCO Funds Group, because of the INVESCO Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to INVESCO Funds Group by the INVESCO Funds and their respective shareholders, including Plaintiff and other members of the Class.

Defendants' Scheme and Fraudulent Course of Business

57. Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the INVESCO Funds, or otherwise; and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the INVESCO Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of Plaintiff and the other Class members.

Additional Scienter Allegations

58. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the INVESCO Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding INVESCO Funds, their control over, and/or receipt and/or modification of INVESCO Funds' allegedly materially misleading misstatements and/or their associations with the INVESCO Funds which made them privy to confidential proprietary information concerning the INVESCO Funds, participated in the fraudulent scheme alleged herein.

59. Additionally, the Fund Defendants and the Fund Individual Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants and Fund Individual Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to the Canary and John Doe Defendants.

60. The Canary Defendants, clients of American Skandia, Brean Murray and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM
Against the INVESCO Funds Registrants for Violations of Section 11 of the Securities Act

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

62. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C §77k, on behalf of the Plaintiff and other members of the Class who purchased or otherwise acquired shares of the INVESCO Funds during the class period against the INVESCO Funds Registrants.

63. The INVESCO Funds Registrants are the registrants for the fund shares sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. The

INVESCO Funds Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

64. Plaintiff was provided with the INVESCO High Yield Bond Fund Prospectus and, similarly, prior to purchasing units of each of the other INVESCO Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the INVESCO Funds pursuant to the relevant false and misleading Prospectuses and were damaged thereby.

65. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the INVESCO Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, Canary, clients of American Skandia, Brean Murray and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading and late-trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts:

(a) that defendants had entered into an unlawful agreement allowing Canary, clients of American Skandia, Brean Murray and others to time their trading of the INVESCO Funds shares and/or to "late trade;"

(b) that, pursuant to that agreement, Canary, clients of American Skandia, Brean Murray and others regularly timed and/or late-traded the INVESCO Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against Canary, clients of American Skandia, Brean Murray, and others;

(d) that the Fund Defendants regularly allowed Canary, clients of American Skandia, Brean Murray, and others to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, Canary Defendants, clients of American Skandia, Brean Murray and John Doe Defendants benefited financially at the expense of the INVESCO Funds' ordinary investors including Plaintiff and the other members of the Class.

66. At the time they purchased the INVESCO Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against AMVESCAP and INVESCO Funds Group As Control Persons of The INVESCO Funds Registrants For Violations of Section 15 of the Securities Act

67. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

68. This Claim is brought pursuant to Section 15 of the Securities Act against

AMVESCAP and INVESCO Funds Group, each as a control person of the INVESCO Funds Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the INVESCO Funds' public filings, press releases and other publications are the collective actions of AMVESCAP and INVESCO Funds Group.

69. The INVESCO Funds Registrants are liable under Section 11 of the Securities Act as set forth herein.

70. Each of AMVESCAP and INVESCO Funds Group was a "control person" of the INVESCO Funds Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of INVESCO Funds – by virtue of their positions of control and authority over the INVESCO Funds Registrants – AMVESCAP and INVESCO Funds Group directly and indirectly, had the power and authority, and exercised the same, to cause the INVESCO Funds Registrants to engage in the wrongful conduct complained of herein. AMVESCAP and INVESCO Funds Group A issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

71. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, AMVESCAP and INVESCO Funds Group are liable to Plaintiff and the other members of the Class for the INVESCO Funds Registrants' primary violations of Section 11 of the Securities Act.

72. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against AMVESCAP and INVESCO Funds Group.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

73. At all relevant times, the market for INVESCO Funds was an efficient market for the following reasons, among others:

(a) The INVESCO Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the INVESCO Funds were regularly filed with the SEC;

(c) Persons associated with the INVESCO Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The INVESCO Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain clients of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

74. As a result of the foregoing, the market for the INVESCO Funds promptly digested current information regarding INVESCO Funds from all publicly available sources and reflected such information in the respective INVESCO Funds NAV. Investors who purchased or otherwise acquired shares or interests in the INVESCO Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the INVESCO Funds during the Class Period suffered similar injury through their purchase or acquisition, ownership

and/or sale of INVESCO Funds securities at distorted prices that did not reflect the risks or costs, and suffered the effects of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation of Section 10(b) of the Exchange Act Against and Rule 10b-5 Promulgated Thereunder Against All Defendants

75. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

76. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase and/or sell INVESCO Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

77. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the INVESCO Funds' securities, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated INVESCO Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange

Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

78. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the INVESCO Funds' operations, as specified herein.

79. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed and late trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

80. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

81. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the INVESCO Funds' securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants

during the Class Period, Plaintiff and the other members of the Class acquired and/or sold the shares or interests in the INVESCO Funds during the Class Period at distorted prices and were damaged thereby.

82. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the INVESCO Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired and/or redeemed such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

83. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

84. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the INVESCO Funds shares during the Class Period.

FOURTH CLAIM

Against AMVESCAP (as a Control Person of INVESCO Funds Group); INVESCO Funds Group (as a Control Person of INVESCO Funds Registrants); and INVESCO Funds Registrants (as a Control Person of the INVESCO Funds)
For Violations of Section 20(a) of the Exchange Act

85. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

86. This Claim is brought pursuant to Section 20(a) of the Exchange Act against AMVESCAP as a control person of INVESCO Funds Group, and INVESCO Funds Group as a control person of INVESCO Funds Registrants.

87. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the INVESCO Funds' public filings, press releases and other publications are the collective actions of AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants.

88. Each of AMVESCAP and INVESCO Funds Group acted as controlling persons of the INVESCO Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the INVESCO Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, AMVESCAP and INVESCO Funds Group each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the INVESCO Funds, including the content and dissemination of the various statements which Plaintiff contend are false and misleading. AMVESCAP and INVESCO Funds Group, had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

89. In particular, each of AMVESCAP and INVESCO Funds Group had direct and supervisory involvement in the operations of the INVESCO Funds and, therefore, is presumed to have hid the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

90. As set forth above, AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants each violated Section 10(b) and Rule l0b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, AMVESCAP and INVESCO Funds Group are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and other members of the Class suffered

damages in connection with their purchases and/or sales of INVESCO Funds securities during the Class Period.

VIOLATIONS OF THE IN VESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940
Against INVESCO Funds Group [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b.15]

91. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

92. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

93. INVESCO Funds Group served as an "investment adviser" to Plaintiff and other members of the Class pursuant to the Investment Advisers Act.

94. As a fiduciary pursuant to the Investment Advisers Act, INVESCO Funds Group was required to serve Plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. § 80b-6, governing the conduct of investment advisers.

95. During the Class Period, INVESCO Funds Group breached its fiduciary duties owed to Plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon Plaintiff and other members of the Class. As detailed above, INVESCO Funds Group allowed the Canary, clients of American Skandia, Brean Murray, and John Doe Defendants to secretly engage in late trading and timing of the INVESCO Funds shares. The purposes and effect of

said scheme, practice and course of conduct was to enrich INVESCO Funds Group, among other defendants, at the expense of Plaintiff and other members of the Class.

96. INVESCO Funds Group breached its fiduciary duty owed to Plaintiff and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon Plaintiff and the Class members.

97. INVESCO Funds Group is liable as a direct participant in the wrongs complained of herein. INVESCO Funds Group, because of its position of authority and control over the INVESCO Funds Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the INVESCO Funds.

98. INVESCO Funds Group had a duty to (1) disseminate accurate and truthful information with respect to the INVESCO Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to Plaintiff and members of the Class. INVESCO Funds Group participated in the wrongdoing complained of herein in order to prevent Plaintiff and other members of the Class from knowing of INVESCO Funds Group's breaches of fiduciary duties including: (1) increasing its profitability at Plaintiff's and other members of the Class' expense by allowing Canary and the John Doe Defendants to secretly time and late trade the INVESCO Funds shares; and (2) placing its interests ahead of the interests of Plaintiff and other members of the Class.

99. As a result of INVESCO Funds Group's multiple breaches of its fiduciary duties owed Plaintiff and other members of the Class, Plaintiff and other Class members were damaged.

100. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with INVESCO Funds Group and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing Plaintiff as Lead Plaintiff and her counsel as Lead Counsel for the Class and certifying them as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class rescission of their contracts with INVESCO Funds Group, including recovery of all fees which would otherwise apply, and recovery of all fees paid to INVESCO Funds Group pursuant to such agreements;

(d) Causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(e) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 21, 2004

Respectfully submitted,

COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.

Catherine Torell
Catherine A. Torell (CT-0905)
150 East 52nd Street, 30th Floor
New York, New York 10022
Telephone: (212) 838-7797

- and -

Steven J. Toll
Daniel S. Sommers
Joshua S. Devore
Adam T. Savett
1100 New York Ave. NW.
West Tower, Suite 500
Washington, DC 20005
Telephone: (202) 408-4600

Proposed Lead Counsel

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Lori Weinrib ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and wishes to join as a plaintiff.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transaction(s) in the Invesco family of funds during the Class Period of December 5, 1998 and November 24, 2003 that is the subject of this action is/are as follows:

Security	# of shares	Transaction (buy/sell/reinvest)	Date	Price Per Share
INVESCO HIGH YIELD BOND FUND	444.318	BUY ($1972.77)	8/3/2001	$4.44

5. During the three years prior to the date of this Certificate, Plaintiff has sought to serve or served as a representative party for a class in the following actions filed under the federal securities laws: Janus, AllianceBernstein and Strong.

6. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 12 day of December, 2003.

Lori Weinrib

Signed: Lori Weinrib

Lori Weinrib
Name
3A Heritage Drive
Address
New City, New York 10956
USA
Country
845-639-1022
Phone number
Blueyes 845 @ AOL
E-mail address

ACBI
12/16/2003 ACB INQUIRY SCREEN USER ID: 1IEL
ACCOUNT: 92791538 SEC SYMBOL: FHYPX INVESCO HIGH YIELD FD INV 9231025

POSITION STATUS: KNOWN

TRAN DATE	ACTION	QUANTITY	TRAN AMOUNT	DATA SOURCE
08/03/2001	BUY	444.318	1,972.77	S
10/31/2003	STKMERGR	4,827.493-	00.00	S

PF7-BACK PF8-FRWD PF9-ACBR PF10-ACBQ PF11-HIST CLR-EXIT